Exhibit 3.03

MPHASE TECHNOLOGIES, INC.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE CHARTER

1.	Purpose

The principal purposes of the Nominating and Corporate Governance Committee (the “Committee”), in its capacity as a committee of the Board of Directors (the “Board”) of mPhase Technologies, Inc. (the “Company”), are to: (i) identify individuals qualified to become members of the Board; (ii) recommend the persons to be nominated by the Board for election as directors at the annual meeting of stockholders and the persons to be elected by the Board to fill any vacancies on the Board; (iii) monitor and oversee the Company’s compliance with sound principles of corporate governance, consistent with applicable law and best practices; and (iv) develop and recommend to the Board for adoption corporate governance principles applicable to the Company.

2.	Committee Membership

The Committee shall be comprised of no fewer than two (2) members. Each member of the Committee shall meet the independence requirements of U.S. securities laws and of any U.S. or foreign national securities exchange on which the Company’s stock may be listed from time to time. The members and chair of the Committee shall be appointed and removed by the Board with or without cause

3.	Authority of the Committee

3.1	The Committee shall have unrestricted access to all information and all employees have been, and shall be, directed to cooperate as requested by members of the Committee;

3.2	The Committee shall have the authority to obtain advice and assistance from outside legal or other advisors in its sole discretion to assist the Committee in fulfilling its responsibilities;

3.3	The Committee shall have the authority to retain and terminate any search firm to be used to identify director candidates and shall have sole authority to approve the search firm’s fees and other retention terms;

3.4	The Committee may require officers and employees of the Company to produce such information and reports, including reports to be provided annually or on other regular basis, as the Committee may deem appropriate; and

3.4	The Committee shall have such other authority as may be delegated by resolution of the Board.

4.	Responsibilities of the Committee

4.1	Corporate Governance

(a) The Committee shall oversee all aspects of the Company’s corporate governance functions on behalf of the Board;

(b) The Committee shall recommend to the Board corporate governance polices, practices and procedures applicable to the Company;

(c) The Committee shall monitor compliance with the corporate governance policies and provide advice on issues of corporate governance to the Board;

(d) The Committee shall monitor and assess the relationship between the Board and management and make such recommendations as it may deem necessary with a view to ensuring that the Board is able to function independently of management; and

(e) The Committee shall review and approve any changes recommended by management regarding the Company’s corporate disclosure policies, and periodically review and if desirable amend the Company’s corporate governance policies, including its policy with respect to insider trading in the Company’s securities and its codes of business conduct and ethics for directors, officers and employees.

4.2	Director Nomination and Evaluation

(a) The Committee shall make recommendations to the Board regarding minimum qualifications of director candidates, and processes for identifying and nominating directors;

(b) The Committee shall evaluate the business experience, or specialized skills or experience of director candidates. Diversity of background and experience, including diversity of race, ethnicity, international background, gender and age, are also important factors to be considered by the Committee when evaluating candidates for Board membership;

(c) The Committee shall determine each proposed nominee’s qualifications for service on the Board and conduct appropriate inquiries into the backgrounds and qualifications of possible nominees. Each nominee should be a person of integrity and be committed to devoting the time and attention necessary to fulfill his or her duties to the Company;

(d) The Committee shall consider issues involving possible conflicts of interest of directors and potential directors;

(e) The Committee shall identify individuals qualified to become Board members, select or recommend director nominees, and recommend to the Board the director nominees for the next annual meeting of stockholders;

(f) The Committee shall oversee an orientation program to familiarize new directors with the Company’s business and operations, and oversee ongoing education for all directors regarding corporate governance matters;

(g) The Committee shall evaluate and recommend to the Board when new members should be added to the Board, and recommend a replacement member to the Board when a vacancy occurs on the Board by reason of disqualification, resignation, retirement, or death; and

(h) The Committee shall evaluate the performance of each director before recommending to the Board his or her nomination for an additional term as director.

4.3	Board and Committee Evaluation

(a) The Committee shall review and assess the independence of each director and potential directors in accordance with U.S. securities law and applicable stock exchange definitions and requirements;

(b) The Committee shall consider annually, the establishment and membership of committees of the Board, the delegation of authority of such committees, the chairmanship of such committees and recommend to the Board director nominees for each committee;

(c) The Committee shall annually conduct a review of the performance of the Board as a whole and of individual members of the Board based on such criteria and performance factors as the Committee may determine; and

(d) The Committee shall review and reassess the adequacy of this charter on a regular basis and submit any proposed revisions to the Board for consideration and approval.

5.	Meetings, Reports and Procedures

5.1	The Committee shall hold a minimum of two (2) regular meetings per year, which shall be scheduled as nearly as practicable to occur in connection with the quarterly meetings of the Board. Additional meetings may occur as the Committee or its Chairman deems advisable. The Committee is governed by the rules regarding meetings (including meetings by conference telephone or similar communications equipment), action without meetings, waiver of notice, and quorum and voting requirements as are applicable to the Board. The Committee is authorized and empowered to adopt its own rules of procedure not inconsistent with (a) any provision of the Amended and Restated Certificate of Incorporation, as amended and Second Amended and Restated Bylaws of the Company, or (b) the New Jersey Corporation Law.

5.2	In advance of every meeting, the Chairman of the Committee, with the assistance of Company management, shall prepare and distribute to the Committee members and others as deemed appropriate by the Chairman, an agenda of matters to be addressed at the meeting.

5.3	The Committee shall keep adequate minutes of all its proceedings, and will report through the Committee Chair to the Board following meetings of the Committee. Committee members will be furnished with copies of the minutes of each meeting and any action taken.

5.4	At least annually, the Committee shall evaluate its own performance.

5.5	A majority of the members of the Committee shall constitute a quorum.

-3-